UpHealth, Inc.

14000 S. Military Trail, Suite 230

Delray Beach, Florida 33484

(312) 618-1322

September 30, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	UpHealth, Inc.
Registration Statement on Form S-1
File No. 333-259143

Ladies and Gentlemen:

This letter supersedes our previous acceleration request letter dated September 28, 2021; please disregard that letter in favor of this one.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, UpHealth, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Monday, October 4, 2021, or as soon thereafter as practicable, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Jeffrey Selman of DLA Piper LLP (US), counsel to the Registrant, at 415.615.6095, with any comments or questions regarding this matter.

Sincerely,

/s/ Martin Beck
Martin S. A. Beck Chief Financial Officer

cc:	DLA Piper LLP (US)
Jeffrey C. Selman